BALTIA AIR LINES, Inc.
63-65 Saunders Street, Suite 71
Rego Park, NY 11375


September 15, 2011

Mr. David R. Humphrey
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Reference: BALTIA AIR LINES, INC.
           Form 10-K for the year ended December 31, 2010
           SEC Comment Letter dated August 18, 2011
           File No. 001-14519

Dear Mr. Humphrey,

This letter responds point by point to your letter of August 18, 2011. Please note that, in the absence of additional comments, we will amend our Form 10-K for year ended December 31, 2010 within 2 weeks following the submission of our comments.



COMMENT 1.  SIGNIFICANCE OF BEING THE ONLY PART 121 START-UP
            AIRLINE TO HAVE RECEIVED DOT FITNESS APPROVAL.

      It is significant that Baltia has successfully demonstrated to the U.S. Department of Transportation, approved by the U.S. President, that it possesses the management, regulatory-required employees, capital, and equipment to safely and financially perform its proposed business plan to engage in foreign scheduled air transportation of person, property and mail. The DOT fitness certificate, Order 2009-3-7 was issued on March 10, 2009.

      DOT fitness approval is distinct from FAA certification, i.e. "Air Carrier Certification".

      Upon receiving fitness certification, the carrier is eligible to apply for Air Carrier Certification, which includes FAA approval of the carrier's aircraft and FAA issuance of carrier's Operating Specifications. FAA certification is a prerequisite to commencing operations pursuant to the DOT certification.


COMMENT 2.  QUESTION CONCERNING PRIOR EFFORTS TO OBTAIN
            CERTIFICATION

      Baltia received DOT fitness approval in 1990 and initiated Air Carrier Certification with the FAA. Unfortunately, the USSR disintegrated caused Baltia to stop certification. There is little, if any, significance in the fact that Baltia had initiated FAA certification 20 years ago where the certification process has been modified.

      However, if the SEC believes otherwise, Baltia suggests including the below language and will await a response from the SEC.

            Twenty years ago Baltia was authorized to provide international air transportation and began the next step, Air Carrier Certification. All was stopped as a result of the USSR disintegration and Baltia reapplied for Air Carrier Certification in 2010.

COMMENT 3.  SAFE HARBOR REFERENCES.

      Baltia has removed references to safe harbors and will refrain from referring to the PLSRA safe harbors in future press releases and in other materials available on Baltia's internet site, until such time as the Company so qualifies.

COMMENT 4.  DISCUSSION OF DIRECTORS AND EXECUTIVE OFFICERS OF
            BALTIA AIR LINES, INC.

      Baltia proposes to revise its discussion of Item 10 of Form 10-K to include more information concerning the background and qualifications of its Directors and Executive Officers as follows:

A.  Board of Directors:

Igor Dmitrowsky

      Igor Dmitrowsky, Chairman and President, Chief Executive
Officer and CFO, founded the Company in August 24, 1989. Guiding, directing and maintaining daily operations of the Company has been his full time occupation and executive profession throughout the years.
Prior to founding Baltia Air Lines, Inc., in 1979, Mr. Dmitrowsky immigrated from Latvia, learned the English language, attended US university in engineering and business, founded American Kefir Corporation, a dairy distribution company, which completed a public offering in 1986 and from which he retired in 1987 and became a U.S. Citizen. As a hobby he designed and began construction of a personal flying machine, became a pilot and pursued an interest in securities.
      As of December 2010, Mr. Dmitrowsky had the language, culture and social skills necessary to structure a business involving both the United States and Russia. His engineering and business education as well as the above stated experience enables him to manage the various aspects of an international airline.
      No organization to which Mr. Dmitrowsky has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines.

Walter Kaplinsky

      Walter Kaplinsky, Director and Corporate Secretary since
1993, has been a retired engineer for the past five years, contributing his time to the Company. Together with Mr. Dmitrowsky, Mr. Kaplinsky was a co-founder of American Kefir Corporation, where he served full-time professionally as Secretary and Vice President. As an emigre from Russia, he has substantial knowledge of the culture which will be the primary destination of the Company.
      As of December 2010, Mr. Kaplinsky has knowledge of the Company business operations and efforts, collaborating in the development of the Company business plan since inception, through its earlier efforts to commence operations and to date. In exercising the functions of a corporate Secretary, he served the Company diligently over many years, and provides institutional memory and experience with the problems and powers of the corporate structure.
      No organization to which Mr. Kaplinsky has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines, Inc..

Andris Rukmanis

      Andris Rukmanis, Director and Vice President Europe, is and has been for more than twenty years a full-time qualified licensed attorney in Latvia, specializing in business law, and has been a Director of the Company since 1990. From 1988 through 1989, he was Senior Legal Counsel for the Town of Adazhi in Riga County, Latvia. From 1989 to 1990, he served as Deputy Mayor of Adazhi.
      As of December 2010, Mr. Rukmanis had the political experience, legal education, and language as well as cultural skills that were needed by the Company in light of the Baltia's initial market in European foreign Soviet controlled countries.
      No organization to which Mr. Rukmanis has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines, Inc..

Vick Luis Bolanos

      Vick Luis Bolanos, has served as Director since 2009.
Mr. Bolanos is, and has been since 1992, full-time President of Eastern Construction & Electric, Inc. Since May 2005, Eastern has been the Simplified Acquisition Base Engineering Requirements (SABER) contractor. The USAF uses the SABER contractor to fulfill engineering requirements on a variety of projects, ranging from small renovations to large scale infrastructure needs involving pipelines, electrical substations, and life safety issues. Eastern is also working on McGuire AFB for the Corps of Engineers under a Basic Agreement to both design and build or install several projects and is currently working for the Air
Force at Willow Grove Air Station and a Task Order Contract at Fort Monmouth, New Jersey.
      As of December 2010, Mr. Bolanos had the specific experience of developing a company from the start as 8a. He understands managing large projects to produce growth and profit. He is familiar with working with government agencies and has specific experience working projects in the aviation field. These skills are critical to the Company in light of Baltia's being a start-up company in aviation with the need to initiate and bring to fruition many projects to enable the Company to grow profitably.
      No organization to which Mr. Rukmanis has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines, Inc..

B.   Executive Officers In Addition to Mr. Dmitrowsky and Mr.
Rukmanis:

Russell Thal

      Russell Thal, Executive Vice President, joined the
Company in year 2000 and his full time occupation has been as Executive
Vice President of the Company where he has maintained his executive profession. In 1958, he left the US Army and entered the civilian human relationsfield. In 1964,he joined Ceabord World Airlines as Personnel Manager. Soonwas moved to Director of Crew Scheduling and Dispatch and finished asinterface with Military Airlift Command for Ceabord. From 1980 to 1981 he was Director of Stations with responsibility for hiring and outfitting all stations for the start-up New York Air. In 1981, Mr. Thal started Compuflight, Inc., and served as President and Chairman until he retired in 2001. Compuflight provided both flight planning and engineering services to the airline industry.
      As of December 2010, Mr. Thal had the specific experience in airline operations and management to assist Baltia President Igor Dmitrowsky. He functions as head of human resources, purchasing and provide all management services required by the Company. Mr. Thal's experience and skills is particularly needed as Baltia is starting up. A limited number of people are required with skills in many fields.
      No organization to which Mr. Thal has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines, Inc.

Barry Clare

      Barry Clare, Vice President of Finance joined the
Company in 2006 and it has been his full-time occupation and profession for the past four years. From 2004 to 2006 his full-time occupation and
profession.   From 2001 to 2004 Mr. Clare had been Chief Operating Officer for
Advance Plant Pharmaceuticals, Inc. From 1995 to 1996, Mr. Clare served as Vice President of Intermediaries, Inc., an investment banking firm.


      As of December 2010, Mr. Clare had the specific experience in raising capital that has been absolutely critical to the Company's being able to purchase aircraft, hire specialized experts for pursuing certifications, to enlarge the staff and physical workplace, create and maintain a station in St. Petersburg, Russia, and support the extensive travel required to prepare for commencing international scheduled flights. All this has been maintained financially over the past five years with zero operating revenue.

      No organization to which Mr. Clare has been associated is a parent, subsidiary or other affiliate of Baltia Air Lines, Inc.

C.  Nominations for Director:

      Baltia Air Lines, Inc., has had only one new nomination for director, Vick Luis Bolanos, who was nominated and chosen as a director in 2009 because Baltia sought someone with the skills stated above.
The Baltia has four Board members. Each has direct access to others and "hands on" opportunities to advance the Company. Mr.
Bolanos was unanimously selected to replace the retiring Board member because he brought insight, experience, and skills that had enabled him to bring Eastern Construction & Electric, Inc. from inception to a large company operating in several geographic locations. Similar to the operations which Mr. Bolanos has been a part of, Baltia is a start-up with plans to become a large company with stations in Russia and in several former Soviet controlled countries.



COMMENT 5.  QUESTIONS CONCERNING EXECUTIVE COMPENSATION.
      The Company proposes to amend its 10-K to correct certain errors related to the reporting of compensation to its officers. We have prepared such amended language to reflect that options were not issued to any of its executive officers but rather shares of common stock as set forth below in the proposed amendment to Item 11.

PROPOSED AMENDMENT

Item 11.  Executive Compensation.

No cash compensation has been paid to the Company's executive officers during the fiscal years ended December 31, 2009 and 2010.

In 2010, the Company issued 191,000,000 shares of common stock to executive officers, the shares recorded at fair value, awarded as bonus fully earned and non-assessable, and containing no future earned performance or forfeiture requirements. Of this, 149,000,000 shared, valued at $8,800,000 was issued to the Company's President and CEO, Igor Dmitrowsky.

In 2009, the Company issued 150,000,000 shares of common stock to executive officers, the shares recorded at fair value, awarded as bonus fully earned and non-assessable, and containing no future earned performance or forfeiture requirements. Of this, 116,000,000 shares, valued at $5,308,000 was issued to the Company's President and CEO, Igor Dmitrowsky.



SUMMARY COMPENSATION TABLE
                                                                                      Change in Pension
                                                                      Non-Equity      Value and Nonqualified
                                                                      Incentive Plan  Compensation
Name & Principal     Year  Base                Stock       Option     Compensation    Deferred     All Other
Position                  Salary    Bonus     Awards<FN1>  Awards<FN1> Earnings       Earnings     Compensation    Total


Igor Dmitrowsky      2010  $0        $0     $8,800,000     $0           $0             $0            $0         $8,800,000
President, CEO       2009   0         0      5,308,000      0            0              0             0         $5,308,000

Barry Clare          2010   0         0      1,782,230      0            0              0             0         $1,782,230
Vice-President       2009   0         0        474,539      0            0              0             0           $474,539

Russell Thal         2010   0         0        718,833      0            0              0             0           $718,833
Vice-President       2009   0         0        230,048      0            0              0             0           $230,048


    <FN1> These columns represent the grant date fair value of the awards as calculated in accordance with FASB ASC 718 (Stock Compensation). Pursuant to SEC rule changes effective February 28, 2010, we are required to reflect the total grant date fair values of the option grants in the year of grant, rather than the portion of this amount that was recognized for financial statement reporting purposes in a given fiscal year which was required under the prior SEC rules, possibly resulting in a change to the amounts reported in prior Annual Reports.


COMMENT 6.      ERROR IN REPORTING COMMON SHARES ISSUED TO IGOR
                DMITROWSKY.

     Answered in Response to Point 5 supra.

COMMENT 7.      DISCLOSURE OF RELATED PARTY LOAN.
     The Company proposes to amend Form 10-K Item 13 as follows:

Mr. Vick Luis Bolanos was elected to the Baltia Board of
Directors while he was, and remains, President and Chairman of Eastern Construction & Electric, Inc. The transaction between Baltia and Eastern was made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectibility or present other unfavorable features. This transaction is discussed further in
Note 7 to the Financial Statements infra.


COMMENT 8.   INACCURATE REFERENCE IN FINANCIAL STATEMENT
     Note 7 is now referenced as Note 8.

COMMENT 9.      POWER-BY-THE-HOUR LEASE REPORTING

     The Company proposes to amend Form 10-K to add a section to the Summary of Critical Accounting policies with the following section and text:

Capital and Operating Leases

We classify leases at the inception of the lease as either a capital lease or an operating lease. A lease is classified as a capital lease if any of the following conditions are met:
 - the ownership of the leased property is transferred to the lessee by the end of the lease term
 - there is a bargain purchase option,
 - the lease term is at least 75% of the property's estimated remaining economic life or
 - the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property.

A capital lease is accounted for as if there were an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All leases not identified as capital leases are accounted for as operating leases.

We lease office space and aircraft engines under operating leases. The real estate lease agreement contains, among other terms and conditions, tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and contingent rent provisions. For purposes of recognizing lease incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begins to make improvements in preparation of intended use.

The sole aircraft engine operating lease is based on hours flown and provides for 4 engines. We accrue a liability and record an expense under this contract on the basis of hours flown. The lease term is two years and expires on February 1, 2012. The lease provides for an escalating minimum guaranteed usage of 50 hours per engine in month five up to 150 hours per engine beginning in month nine. Maintenance costs are based upon cycle usage (take-offs and next subsequent landing) and are in addition to the base hourly rate.


COMMENT 10.     Answered in Response to Point 5 supra..

COMMENT 11.     Answered in Response to Point 5 supra.

COMMENT 12.     The reference in this item will be amended to
                reflect the proper year, 2010 rather than 2009.

COMMENT 13.     The second signature block has been added to
                include that of the Company's principal
                financial officer.

COMMENT 14.     Material Exhibits

     The exhibits referred to are primarily industry operating agreements that are confidential in the normal course of business, representing terms that are negotiated with a view that competitors will not be able to adjust their business operations to negatively impact the each Vendor or the Company due to knowledge of the terms. Accordingly, and by provisions contained in the body of those agreements, disclosure is not normally made to the public.
     In addition, due to the materiality of such agreements to the ability of the Company to conduct its business, such agreements are provided to the US agency responsible for the oversight and certification of the fitness of the Company for operations, in this case, the United States Department of Transportation, which has established a mechanism for the receipt of these agreements, under provisions of confidentiality, under the common rules related to the airline and transportation industry.

     Discussion of Specific Documents:
 - The agreement with Logistic Air, Inc., for the purchase of a Boeing 747 aircraft is a purchase done in the business of every airline on substantially market terms. The transaction was immediately complete. Purchase has been made in full. The aircraft registration was changed upon purchase. There are no forward looking or continuing terms. No director, officer, promoters, trustees or related parties are or were involved.

 - The agreement with Logistic Air, Inc., is an engine power-by-the-hour lease rate at $200 per flight hour per engine. Maintenance burden/direct includes $800 for 4 engines which is a normal operating expense. This is an agreement done
in the normal business of airlines.   No director, officer,
promoters, trustees or related parties are or were involved.

 - The lease and operating agreements for operations at John F.
Kennedy International Airport involves rent expense.   The
lease is at public market rates and done in the normal business of airlines. A record of all rents are reported by the Company in Periodic Filings. No director, officer, promoters, trustees or related parties are or were involved.

 - The agreements for Baltia's operations at Pulkovo Airport were arranged with public parties at market rates and done in the normal business of airlines. A record of all expenses related to the agreements are reported by the Company in Periodic Filings. No director, officer, promoters, trustees or related parties are or were involved.

 - The agreement with Kalitta Air for the purchase of a Boeing 747 aircraft is a purchase done in the business of every airline on substantially market terms. The transaction was immediately complete. Purchase has been made in full. The aircraft registration was changed upon purchase. There are no forward looking or continuing terms. Eastern Construction & Electric, Inc., loaned cash as part of the purchase price. See note 7 in the financial statement. Otherwise, no director, officer, promoters, trustees or related parties are or were involved.


COMMENT 15.     The title of the certifying officer has been
                omitted in the identification of the certifying individual at the beginning of the certification.

This is to confirm and acknowledge that Baltia Air Lines, Inc. is responsible for the adequacy and accuracy of disclosures made in its filings with the Commission, and in particular, with respect to this filing, and that SEC staff comments and changes to this disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filings, and further, that the Company is not permitted to assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Baltia Air Lines

by:  /s/  Igor Dmitrowsky
Igor Dmitrowsky, President
and Chief Financial Officer

September 15, 2011